# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001539061-25-000004
Filed by CIK 0001539061

## Reporting persons
- Lightspeed Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,231,286; sole dispositive power 0; shared dispositive power 20,231,286; aggregate amount beneficially owned 20,231,286 (7.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 5.0% of the total outstanding common stock.
- Lightspeed General Partner IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,231,286; sole dispositive power 0; shared dispositive power 20,231,286; aggregate amount beneficially owned 20,231,286 (7.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 5.0% of the total outstanding common stock.
- Lightspeed Ultimate General Partner IX, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,231,286; sole dispositive power 0; shared dispositive power 20,231,286; aggregate amount beneficially owned 20,231,286 (7.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 5.0% of the total outstanding common stock.
- Lightspeed Venture Partners Select, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,818,610; sole dispositive power 0; shared dispositive power 8,818,610; aggregate amount beneficially owned 8,818,610 (3.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 2.2% of the total outstanding common stock.
- Lightspeed General Partner Select, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,818,610; sole dispositive power 0; shared dispositive power 8,818,610; aggregate amount beneficially owned 8,818,610 (3.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 2.2% of the total outstanding common stock.
- Lightspeed Ultimate General Partner Select, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,818,610; sole dispositive power 0; shared dispositive power 8,818,610; aggregate amount beneficially owned 8,818,610 (3.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 2.2% of the total outstanding common stock.
- Lightspeed Venture Partners Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,508,890; sole dispositive power 0; shared dispositive power 7,508,890; aggregate amount beneficially owned 7,508,890 (2.9% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 1.9% of the total outstanding common stock.
- Lightspeed General Partner Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,508,890; sole dispositive power 0; shared dispositive power 7,508,890; aggregate amount beneficially owned 7,508,890 (2.9% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 1.9% of the total outstanding common stock.
- Lightspeed Ultimate General Partner Select II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,508,890; sole dispositive power 0; shared dispositive power 7,508,890; aggregate amount beneficially owned 7,508,890 (2.9% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 1.9% of the total outstanding common stock.
- Lightspeed SPV II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,608,645; sole dispositive power 0; shared dispositive power 15,608,645; aggregate amount beneficially owned 15,608,645 (5.8% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 3.9% of the total outstanding common stock.
- Lightspeed SPV II-B, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,765,561; sole dispositive power 0; shared dispositive power 7,765,561; aggregate amount beneficially owned 7,765,561 (3% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 1.9% of the total outstanding common stock.
- LS SPV Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,374,206; sole dispositive power 0; shared dispositive power 23,374,206; aggregate amount beneficially owned 23,374,206 (8.4% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 5.8% of the total outstanding common stock.
- Lightspeed Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,690,640; sole dispositive power 0; shared dispositive power 2,690,640; aggregate amount beneficially owned 2,690,640 (1.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.7% of the total outstanding common stock.
- Lightspeed General Partner Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,690,640; sole dispositive power 0; shared dispositive power 2,690,640; aggregate amount beneficially owned 2,690,640 (1.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.7% of the total outstanding common stock.
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,690,640; sole dispositive power 0; shared dispositive power 2,690,640; aggregate amount beneficially owned 2,690,640 (1.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.7% of the total outstanding common stock.
- Lightspeed Venture Partners XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 219,075; sole dispositive power 0; shared dispositive power 219,075; aggregate amount beneficially owned 219,075 (0.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.1% of the total outstanding common stock.
- Lightspeed General Partner XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 219,075; sole dispositive power 0; shared dispositive power 219,075; aggregate amount beneficially owned 219,075 (0.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.1% of the total outstanding common stock.
- Lightspeed Ultimate General Partner XII, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 219,075; sole dispositive power 0; shared dispositive power 219,075; aggregate amount beneficially owned 219,075 (0.1% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.1% of the total outstanding common stock.
- LSS Fund II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (0% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.0% of the total outstanding common stock.
- Lightspeed Scout Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (0% of the class)
  Comment: The beneficial ownership percentage in Row 11 is determined based on the Issuer's outstanding Class A Common Stock. The shares beneficially owned by the Reporting Person represent 0.0% of the total outstanding common stock.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, CA, 95054.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners IX, L.P. ("Lightspeed IX")
Lightspeed General Partner IX, L.P. ("LGP IX")
Lightspeed Ultimate General Partner IX, Ltd. ("LUGP IX")
Lightspeed Venture Partners Select, L.P. ("Lightspeed Select")
Lightspeed General Partner Select, L.P. ("LGP Select")
Lightspeed Ultimate General Partner Select, Ltd. ("LUGP Select")
Lightspeed Venture Partners Select II, L.P. ("Lightspeed Select II")
Lightspeed General Partner Select II, L.P. ("LGP Select II")
Lightspeed Ultimate General Partner Select II, Ltd. ("LUGP Select II")
Lightspeed SPV II, LLC ("Lightspeed SPV II")
Lightspeed SPV II-B, LLC ("Lightspeed SPV II-B")
LS SPV Management, LLC ("LS SPV Mgmt")
Lightspeed Opportunity Fund, L.P.("Opportunity")
Lightspeed General Partner Opportunity Fund, L.P.("Opportunity GP")
Lightspeed Ultimate General Partner Opportunity Fund, Ltd.("Opportunity UGP")
Lightspeed Venture Partners XII, L.P. ("Lightspeed XII")
Lightspeed General Partner XII, L.P. ("LGP XII")
Lightspeed Ultimate General Partner XII, Ltd. ("LUGP XII")
LSS Fund II, LLC ("LSS Fund II")
Lightspeed Scout Management, LLC ("Scout Mgmt")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed IX Cayman Islands
LGP IX Cayman Islands
LUGP IX Cayman Islands
Lightspeed Select Cayman Islands
LGP Select Cayman Islands
LUGP Select Cayman Islands
Lightspeed Select II Cayman Islands
LGP Select II Cayman Islands
LUGP Select II Cayman Islands
Lightspeed SPV II Delaware
Lightspeed SPV II-B Delaware
LS SPV Mgmt Delaware
Opportunity Cayman Islands
Opportunity GP Cayman Islands
Opportunity UGP Cayman Islands
Lightspeed XII Cayman Islands
LGP XII Cayman Islands
LUGP XII Cayman Islands
LSS Fund II Delaware
Scout Mgmt Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 20,231,286 shares of Class B common stock directly held by Lightspeed IX; (ii) 8,818,610 shares of Class B common stock directly held by Lightspeed Select; (iii) 7,508,890 shares of Class B common stock directly held by Lightspeed Select II; (iv) 15,608,645 shares of Class B common stock directly held by Lightspeed SPV II; (v) 7,765,561 shares of Class B common stock directly held by Lightspeed SPV II-B; (vi) 2,690,640 shares of Class B common stock directly held by Opportunity; (vii) 219,075 shares of Class B common stock directly held by Lightspeed XII; and (viii) 500 shares of Class B common stock directly held by LSS Fund II. Collectively, the Reporting Persons beneficially own an aggregate of 62,843,207 shares of Class B common stock.

LUGP IX serves as the sole general partner of LGP IX, which serves as the sole general partner of Lightspeed IX. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Lightspeed Select. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. LS SPV Mgmt serves as the manager of each of Lightspeed SPV II and Lightspeed SPV II-B. Opportunity UGP serves as the sole general partner of Opportunity GP, which serves as the sole general partner of Opportunity. LUGP XII serves as the sole general partner of LGP XII, which serves as the sole general partner of Lightspeed XII. Scout Mgmt serves as the manager of LSS Fund II.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. Collectively, the Reporting Persons beneficially own 15.6% of the common stock and 19.9% of the Class A common stock. The foregoing percentages are based upon a total of 405,573,649 shares of common stock (253,471,667 shares of Class A common stock and 152,101,982 shares of Class B common stock) outstanding as of May 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 3, 2026 (adjusted to reflect conversions of Class B common stock by the Reporting Persons between May 26, 2026 and June 30, 2026. With respect to the percentage of Class A common stock, in each case, the shares outstanding has been adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lightspeed Venture Partners IX, L.P.: /s/ Ravi Mhatre, See Note 1 (08/14/2026)
- Lightspeed General Partner IX, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner IX, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Venture Partners Select, L.P.: /s/ Ravi Mhatre, See Note 2 (08/14/2026)
- Lightspeed General Partner Select, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Select, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Venture Partners Select II, L.P.: /s/ Ravi Mhatre, See Note 3 (08/14/2026)
- Lightspeed General Partner Select II, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Select II, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed SPV II, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed SPV II-B, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- LS SPV Management, LLC: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed Opportunity Fund, L.P.: /s/ Ravi Mhatre, See Note 4 (08/14/2026)
- Lightspeed General Partner Opportunity Fund, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Opportunity Fund, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Venture Partners XII, L.P.: /s/ Ravi Mhatre, See Note 5 (08/14/2026)
- Lightspeed General Partner XII, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner XII, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner XII, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- LSS Fund II, LLC: /s/ Ravi Mhatre, By Lightspeed Scout Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2026)
- Lightspeed Scout Management, LLC: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (08/14/2026)
Comment: Note 1: By Lightspeed General Partner IX, L.P., its General Partner, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director

Note 2: By Lightspeed General Partner Select, L.P., its General Partner, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director

Note 3: By Lightspeed General Partner Select II, L.P., its General Partner, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director

Note 4: By Lightspeed General Partner Opportunity Fund, L.P., its General Partner, By Lightspeed Ultimate General Partner Opportunity Fund, Ltd., its General Partner, By Ravi Mhatre, Director

Note 5: By Lightspeed General Partner XII, L.P., its General Partner, By Lightspeed Ultimate General Partner XII, Ltd., its General Partner, By Ravi Mhatre, Director